UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017664

DC
No Act
P.E. 1-28-03
1-16545

March 14, 2003

David Brictson
Secretary
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577-2543

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2003

Re: Atlas Air Worldwide Holdings, Inc.
Incoming letter dated January 28, 2003

Dear Mr. Brictson:

This is in response to your letter dated January 28, 2003 concerning the shareholder proposal submitted to Atlas Air by John Chevedden. We also have received letters from the proponent dated January 31, 2003 and February 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577-2543

ATLAS AIR WORLDWIDE HOLDINGS

January 28, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Atlas Air Worldwide Holdings, Inc. ("Atlas" or the "Company") has received a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for its year 2003 annual meeting of stockholders. The proposal recommends that the Atlas Board of Directors "not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote." A copy of the Proposal is attached hereto as Exhibit A.

Atlas intends to exclude the Proposal from its proxy statement and form of proxy for its 2003 annual meeting of stockholders pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Division of Corporation Finance advise us that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if we omit the Proposal under Rule 14a-8(f)(1) because the Proponent has failed to meet the minimum eligibility requirements of Rule 14a-8(b)(1). Because our position is not based on matters of law, please note that our request does not include an opinion of counsel.

Rule 14a-8(f)(1) provides that issuers may exclude stockholder proposals from their proxy materials if the proponents fail to meet the eligibility and procedural requirements of Rule 14a-8(a) – (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Atlas received the Proposal on December 28, 2002 and by letter dated January 9, 2003, a copy of which is attached hereto as Exhibit B, asked the Proponent to demonstrate that he meets the eligibility requirements specified in Rule 14a-8(b)(1). On January 21, 2003, Mr. John Stiles of Fidelity Investments notified Atlas via fax that the Proponent presently owns 200 shares of the Company's Common Stock and that he has held these shares since October 1, 2001. A copy of Mr. Stiles' fax is attached hereto as Exhibit C. In its Manual of Publicly Available Telephone Interpretations (March 1999 Supplement), the Commission's Staff has advised registrants that in determining market value for purposes of Rule 14a-8(b)(1), they should multiply the number of securities the proponent held for that one-year period by the highest selling price for such securities during the 60 calendar days before the proposal was submitted. During the 60-day period beginning on October

30, 2002 and ending December 28, 2002, the highest selling price for the Company's Common Stock was $3.44 per share (occurring on November 15, 2002). Using the formula described above (200 shares x $3.44 per share), the market value of the Proponent's stockholdings is $688.00, substantially below the $2,000 minimum amount required by Rule 14a-8(b)(1). Accordingly, because the Proponent has not continuously held the requisite amount of the Company's securities for the mandated period of time, Atlas believes that it may omit the Proposal from its proxy statement and form of proxy for its 2003 annual meeting of stockholders pursuant to Rule 14a-8(f)(1).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this submission is being provided to the Proponent. As further required by Rule 14a-8(j), Atlas is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before Atlas files its definitive proxy materials with the Commission.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to our messenger who has been instructed to wait.

Please do not hesitate to contact me or, in my absence, Thomas G. Scott, General Counsel of the Company, if you have any questions regarding our submission.

Very truly yours,

David Brictson MB

David Brictson
Secretary

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Brian Rowe
Chairman
Atlas Air Worldwide Holdings (CGO)
2000 Westchester Ave.
Purchase, NY 10577
Phone: (914) 701-8000
Email: spierce@atlasair.com

Dear Mr. Rowe,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden 12-28-02
Shareholder

cc: Thomas G. Scott
Senior Vice President and General Counsel
David Brictson
PH: 914/701-8328
FX: 914/701-8415, -8333

3 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

This topic won an overall 60%-yes vote at 50 companies in 2002 according to the Investor Responsibility Research Center tabulation on Average Voting Results, December 2002.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif., 90278 submits this proposal based on stock owned continuously since December 2000 and valued as high as $7600 since December 2000.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999. The report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Source: "Putting a Value on Governance," *Directors & Boards*, Spring 1997.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. The Council of Institutional Investors position is specified in the Council of Institutional Investors' "Corporate Governance Policies," under Core Policies, Shareholder Voting Rights, item 5.b. with the key word "poison pills." In recent years companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Airborne Inc., Columbia/HCA and McDermott International. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

Atlas-Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577-2543

Exhibit B

ATLAS AIR WORLDWIDE HOLDINGS

VIA FAX AND FEDERAL EXPRESS

January 9, 2003

Mr. John Chevedden
2215 Nelson Avenue
Number 205
Redondo Beach, CA 90278-2453

Dear Sir:

On December 28, 2002, we received your facsimile letter submitting a proposal for possible inclusion in Atlas Air Worldwide Holdings, Inc.'s next annual meeting proxy statement. Your interest in our company is appreciated. We are always interested in learning the views of our stockholders and have carefully reviewed your letter and proposal.

There are rules relating to stockholder proposals that govern both you and the Company, specifically Rule 14a-8 under the Securities Exchange Act of 1934. This letter constitutes our notice under Rule 14a-8(f)(1) of certain deficiencies in your submission under the SEC's procedural and eligibility requirements for stockholder proposals.

Under Rule 14a-8(b), you must demonstrate to us your eligibility to submit a proposal. In a review of our stockholder list, we do not find any record that Atlas Air Worldwide Holdings shares are held in your name. Additionally, a review of SEC records does not show any Schedule 13D or 13G or Form 3, 4 or 5 having been filed to reflect your ownership of Atlas securities. Accordingly, if you own shares in "street name," you need to demonstrate your eligibility as outlined in Rule 14a-8(b), including, among other things, evidence that you continuously held at least $2,000 in market value, or 1%, of our Common Stock for at least one year as of the date of your submission. The first way to accomplish this would be to submit to us a written statement from the "record" holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting of stockholders. The second way to evidence ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting for our review: (1) a copy of the schedule or form, and any subsequent amendments reporting a change in your ownership level; (2) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (3) your written statement that you intend to continue ownership of the shares through the date of the annual meeting.

Accordingly, under the SEC's rules, our next proxy statement cannot include proposals in the form submitted with your letter. If you elect to respond to this notification, under Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification. Since you have provided a number to receive facsimile transmissions as part of your address and contact information, our response to you will be by facsimile as well as by Federal Express. For purposes of your response within 14 days, we will regard the 14 days as beginning to run as of the date of your first receipt of this notification, whether by facsimile or by Federal Express.

Please note that this notification does not constitute a response under other items of the SEC rules. Accordingly, if you choose to respond to this notification to correct the procedural and eligibility deficiencies and renew any part of your request, we reserve the right to review the proposal to determine whether it complies with other provisions of Rule 14a-8.

Please address any questions or comments regarding this matter to me.

Very truly yours,

David Brictson

David Brictson
Corporate Secretary

Exhibit C

Fidelity Investments

PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

January 21, 2003

John R. Chevedden
2215 Nelson Avenue, Apt. 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in Atlas Air Worldwide Holdings Incorporated, symbol CGO, at Fidelity Investments.

John Chevedden currently holds 200 shares of CGO, and he has continuously held these shares since October 1, 2001, with no withdrawals.

I hope this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles

John Stiles
Priority Service Specialist

Our file: W009661-21JAN03

(CGO) will continue to hold shares until after annual mtg.

Post-it® Fax Note 7671	Date 1-21-03 # of pages ▶
To David Brictson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310/371-7872
Fax # 914/701-8415, -8533	Fax #

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310/371-7872

6 Copies
7th copy for date-stamp return

January 31, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Atlas Air Worldwide Holdings (CGO)
Investor Response to Company No Action Request
Established Topic: Poison Pill

Ladies and Gentlemen:

This proposal was submitted on behalf of the 200 shares of stock purchased for $6,550 that has been held continuously since December 29, 2000. The stock was purchased for $32 a share. Evidence of this purchase price is enclosed. In an attempt to escape shareholder accountability the company now perversely touts that its own stock has dropped 90% in value to $3.

I do not believe that companies should be permitted to suppress established governance proposal simply because the company stock has dropped 90% in value and management has destroyed shareholder value. This is particularly egregious when a shareholder purchases stock for more than three-times the $2000 qualifying threshold and holds the stock for 2-years.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic.

Sincerely,

John Chevedden

cc:
Brian Rowe
Chairman

FOR YOUR NEXT INVESTMENT

Fidelity Investments®

MAKE CHECKS PAYABLE TO NATIONAL FINANCIAL SERVICES LLC. DEPOSITS WILL BE MADE TO THE BROKERAGE ACCOUNT LISTED ABOVE. MAIL CHECKS TO THIS ADDRESS.

JOHN R CHEVEDDEN
2215 NELSON AVE APT 205
REDONDO BEACH CA 90278-2453

FIDELITY INVESTMENTS
P.O. BOX 770001
CINCINNATI, OH 45277-0003

TRADE DATE
12-29-00

YOU BOUGHT 200 AT 32 3/4

SECURITY DESCRIPTION
ATLAS AIR INC
ONLINE DISCOUNT APPLIED
PRICE IMPROVEMENT: $12.50

SYMBOL: CGO

PRINCIPAL AMOUNT	6,550.00
INTEREST	
COMMISSION	14.95
STATE TAX	
MISCELLANEOUS CHARGES	
SEC FEE / POSTAGE	
SETTLEMENT AMOUNT	6,564.95

CONFIRMATION OF TRANSACTION

3 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

This topic won an overall 60%-yes vote at 50 companies in 2002 according to the Investor Responsibility Research Center tabulation on Average Voting Results, December 2002.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif., 90278 submits this proposal based on stock owned continuously since December 2000 and valued as high as $7600 since December 2000.

Harvard Report
A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999. The report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Source: "Putting a Value on Governance," *Directors & Boards*, Spring 1997.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. The Council of Institutional Investors position is specified in the Council of Institutional Investors' "Corporate Governance Policies," under Core Policies, Shareholder Voting Rights, item 5.b. with the key word "poison pills." In recent years companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Airborne Inc., Columbia/HCA and McDermott International. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

February 28, 2003
Via Airbill

RECEIVED
2003 MAR -5 AM 9:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Atlas Air Worldwide Holdings (CGO)
Investor Response to Company No Action Request
Established Topic: Poison Pill

Ladies and Gentlemen:

This breaking February 28, 2003 *Reuters* article titled "Atlas Misses Payments; SEC Probe Deepens" is an additional reason not to concur with the company no action request. This point is beyond the issues presented in the January 31, 2003 proponent letter.

Atlas Misses Payments; SEC Probe Deepens

NEW YORK (Reuters) - Atlas Air Worldwide Holdings Inc. (CGO.N) on Friday said U.S. securities regulators have stepped up their investigation of the company, deepening the troubles of the air cargo carrier, which is re-auditing past results and has missed lease payments.

Atlas, based in Purchase, New York, said it would delay filing financial statements for the third quarter and full year 2002 with the Securities and Exchange Commission until the re-audit of two years of financial results is finished.

"It's not good news," said Dean Gulis, who follows transportation as a fund manager for Loomis Sayles & Co. "People are always worried about SEC investigations and then Atlas has some business problems and some balance sheet problems."

The SEC, which in October had notified Atlas that it had begun an informal investigation into the company's accounting, has now formalized the investigation, and has required that Atlas provide it with certain documents, the company said.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic.

Sincerely,

John Chevedden

cc:
Brian Rowe
Chairman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Atlas Air Worldwide Holdings, Inc.
Incoming letter dated January 28, 2003

The proposal relates to poison pills.

There appears to be some basis for your view that Atlas Air may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Atlas Air omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gail A. Pierce
Attorney-Advisor